[LOGO OMITTED]
                              JACKSON WALKER L.L.P
                             ATTORNEYS & COUNSELORS

                                                                Jeffrey M. Stone
                                                    (214) 953-6107 (Direct Dial)
                                                     (214) 661-6651 (Direct Fax)
                                                                    jsone@jw.com



                                  April 1, 2009

Via U.S. Mail and Facsimile
---------------------------

David Sandberg
The Red Oak Fund, L.P.
c/o Red Oak Partners, LLC
145 4th Avenue, Suite 15A
New York, New York 10003

     Re: Red Oak Request for Inspection of CLST Books and Records
         --------------------------------------------------------

Dear Mr. Sandberg:

     I write on behalf of my client, CLST Holdings, Inc. (the "Company"), in response to your requests, by letters dated March 18, 2009 and March 27, 2009, pursuant to 8 Del. C. ss. 220 ("Section 220") to inspect certain of the Company's books and records (collectively, the "Demand"). Pursuant to your March 27 request, this letter explains on a non-exclusive basis certain of the principal reasons for the Company's view that the Demand does not comply with the inspection requirements in Section 220.

     The Demand requests "[a]ll books, records, reports, memoranda and materials, including but not limited to board and committee minutes and analyses, and materials furnished to or prepared by or for any member of the Board of Directors, whether or not reflected in the Company's public filings, relating to: a) Stockholder nominations for election of directors [and] b) Classes of directors and their terms of office, including all discussion by the Company or Board related to amending the size of the Board from the period of January 1, 2007 to the present" (collectively, the "Requested Documents").

     The Demand lists three purposes as the bases for seeking the Requested
Documents: "(i) to review and understand RO Fund's rights and obligations relative to board representation, (ii) to assist RO Fund in determining whether to nominate persons for election as directors of the Company and (iii) to facilitate and inform discussions ... with other stockholders about such matters."

     The inspection of books and records under Section 220 is limited to those books and records that are necessary and essential to the satisfaction of a stockholder's stated purpose, which must be reasonably related to the stockholder's interest as a stockholder. See, e.g., Saito v. McKesson HBOC, Inc, 806 A.2d 113, 116 (Del. 2002). The Demand plainly does not comply with this standard. Red Oak does not need the Requested Documents to determine its rights


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--------------------------------------------------------------------------------
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April 1, 2009
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and obligations as a stockholder of the Company related to board representation,
Red Oak's fights and obligations as a stockholder are described in the Company's Amended and Restated Certificate of Incorporation and the Company's Bylaws, both of which are publicly available and on file with the SEC. Nor does Red Oak require access to the Company's books and records to "determin[e] whether to nominate persons for election." Red Oak has already proposed the nomination of a slate of directors at the Company's upcoming annual meeting.(1)

     Even assuming that one of the purposes stated in the Demand warrants the limited inspection permitted under Section 220, the Demand's overbreadth renders it deficient under Delaware law. "Section 220 is not meant to be a forum for the kinds of wide-ranging document requests permissible under [Court of. Chancery] Rule 34." Highland Select Equity Fund, L.P. v. Motient Corp., 906 A.2d 156 (Del. Ch. 2006), aff'd, 922 A.2d 415 (Del. 2007). A stockholder seeking to inspect books and records pursuant to Section 220 must identify with "rifled precision" each category of documents essential to the accomplishment of the articulated purpose. See, e.g., Brehm v. Eisner, 746 A.2d 244, 266-67 (Del. 2000). The Demand fails to meet this standard because it seeks "[a]ll books, records, reports, memoranda and materials, including but not limited to board and committee minutes and analyses" that were "furnished to or prepared by or for any member of the Board of Directors" during a 27-month period for the purported purpose of determining Red Oak's present rights and obligations.

     The improper and narrow scope of the purposes stated in the Demand, the availability of public information sufficient to discharge those purposes, and the disproportionate breadth of the document requests set forth in the Demand also indicate that the purposes stated in the Demand are pretextual and that Red Oak's true purposes are to engage in a fishing expedition and/or to seek backdoor discovery related to the pending derivative action it commenced against the Company and, its officers and directors on March 2, 2009 in the 134th District Court of Dallas County, Texas. Neither such purpose is proper under Delaware law. See, e.g., Meizer v. CNET Networks, Inc., 934 A.d 912, 918 (Del. Ch. 2007); Taubenfeld JT v. JW Marriott, Jr., et al., C.A. No. 20122-NC (Del. Ch. July 29, 2003).




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(1) If the Company should interpret the Demand as a withdrawal of Red Oak's proposed director nominations, please let me know immediately.

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April 1, 2009
Page 3
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     If Red Oak submits a new demand, the Company will evaluate its compliance with Section, 220. If the new demand satisfies the statutory requirements, we will address immediately with you the appropriate scope of any potential production as well as the terms of an appropriate confidentiality agreement.



                                        Very truly yours,


                                        /s/ Jeffrey M. Sone
                                        Jeffrey M. Sone


cc:    Robert A. Kaiser
       Kevin G. Abrams, Esq.
       Paul J. Tennyson, Esq.